

BANK VOZROZHDENIYE

File № 82-4257

7/4, Luchnikov pereulok, Moscow, Russia, 103696
phone: (095) 777-0-888
fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

«22» january 2002 г.
№ 1104/929

FEB -5 AM 8:47

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


02002923

SUPPL

Re: Exemption № 82-4257

The message

Special General Meeting of Shareholders of Moscow Joint-Stock Commercial Bank «Vozrozhdeniye» was held on January 17, 2002. The Bank's shareholders adopted the following resolutions:

1. To conduct consolidation of allocated preferred registered documentary shares with fixed dividend and a face value of 1 ruble each.
2. To conduct the 16th Issue of the preferred registered documentary shares with fixed dividend and a face value of 10 ruble each by way of conversion of ten preferred registered documentary shares with fixed dividend and a face value of 1 ruble each into one preferred registered documentary share with fixed dividend and a face value of 10 ruble each.
3. To instruct the Board of MJSCB «Vozrozhdeniye» to carry out the 16th Issue of preferred registered documentary shares with fixed dividend and a face value of 10 ruble each.

Deputy Chairman of the Board
of MJSCB «Vozrozhdeniye» Alexander V. Dolgopolov

dlw 2/5



BANK VOZROZHDENIYE

7/4, Luchnikov pereulok, Moscow, Russia, 103696
phone: (095) 777-0-888
fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

File № 82-4257

«22» january 2002 г.
№ 1104/428

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Exemption № 82-4257

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Moscow Joint Stock Commercial Bank Vozrozhdeniye forward to you:

– Totals of special common meeting of shareholders the V.Bank (from minutes № 3) January 17, 2002.



Alexander V. Dolgopolov
Deputy Chairman of the Board

EXTRACT FROM MINUTES # 3
of the Special General Meeting of Shareholders
Moscow Joint-Stock Commercial Bank "Vozrozhdeniye"
conducted by absent voting (in the form of questionnaire)

January 17, 2002

Allowed to voting bulletins were received from shareholders, possessing 8 821 445 voices that forms 78.42% from the total number of voices (11 248 753).

Data of the beginning of submitting voting bulletins to the Shareholders – the 17th December 2001.
The expiration date of the time of receiving voting bulletins – the 17th January 2002.

On Item 1: About consolidation of allocated preferred registered documentary shares with fixed dividend.

VOTED:

for	8 792 793
against	7 332
abstained	21 320

RESOLUTION:

1. To conduct consolidation of allocated preferred registered documentary shares with fixed dividend and a face value of 1 ruble each.
2. To conduct the 16th Issue of the preferred registered documentary shares with fixed dividend and a face value of 10 ruble each by way of conversion of ten preferred registered documentary shares with fixed dividend and a face value of 1 ruble each into one preferred registered documentary share with fixed dividend and a face value of 10 ruble each.
3. To instruct the Board of MJSCB «Vozrozhdeniye» to carry out the 16th Issue of preferred registered documentary shares with fixed dividend and a face value of 10 ruble each.



Alexander V. Dolgopolov
Deputy Chairman of the Board